EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Paladin Realty Income Properties, Inc.:

We consent to the use of our report dated March 30, 2007, with respect to the consolidated balance sheets of Paladin Realty Income Properties, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations for the years then ended, and the consolidated statements of shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, included in this Amendment No. 2 to the Registration Statement on Form S-11 (File Nos. 333-113863 and 333-146867), and to the reference to our firm under the heading “Experts” in this registration statement.

/s/ KPMG LLP

New York, New York
January 23, 2008